Predictmedix Announces Third-Party Independent Clinical
Validation for AI-Powered Screening following 400 Patient Study at MGM Healthcare

Toronto, Ontario, February 15, 2023 - Predictmedix Inc. ("Predictmedix" or the "Company") (CSE: PMED) (OTCQB: PMEDF) (FRA:3QP), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), today announced pivotal clinical validation data from one of the largest Government hospital groups in India for the company's AI-powered Safe Entry Stations. The third-party clinical findings show that Predictmedix's Safe Entry Stations accurately screen for various physiological conditions non-invasively - a pivotal milestone for the company's proprietary technology portfolio and for the global healthcare industry.

"Our team is diligently working towards the goal of Safe Entry being in thousands of hospital triages across the world. We believe our technology will drastically improve patient care and reduce the strain on already over-extended healthcare workers, " commented Dr. Rahul Kushwah, Chief Operating Officer at Predictmedix. "We're thrilled with the successful clinical findings from MGM Healthcare and are aggressively moving forward with commercializing Safe Entry as an automated, non-invasive healthcare tool powered by artificial intelligence."

The scope of the study was to determine the effectiveness of Predictmedix's AI-powered screening technology. The Safe Entry Station is a walk-thru system where an individual stands in front of the unit for 2-3 seconds while the multi-spectral imaging cameras gather the necessary information to determine the physiological state of the individual. Parameters like temperature, heart rate and respiration rate are collected non-invasively and the AI/ML algorithms compute a result. Vitals hold key insight into an individual's state, whether they're dealing with health complications, influenza, fatigue or even impairment. Safe Entry does not capture or store personal identity information, ever.

"The team at MGM has found Safe Entry to be ideal for hospital settings to non-invasively screen patients for various conditions by checking vital signs. We found Safe Entry to be very accurate at reading vital signs such as temperature, heart rate and respiration rate. Our overall assessment of Safe Entry has been quite positive as it has been used in various settings during the peak of the Covid outbreak within our hospital. Safe Entry was deployed at MGM for over 18 months, making several upgrades to their AI algorithms and models and now reached a mature stage of commercialization," read the independent clinical report from MGM dated February 2023.

MGM Healthcare is one of the largest groups of medical universities in India encompassing several hospitals across India. MGM's state-of-the-art hospitals and centres of care focus on rebuilding lives and providing outstanding healthcare to its patients. To learn more about MGM Healthcare, please visit https://mgmhealthcare.in/.

About Predictmedix Inc.

Predictmedix (CSE: PMED) (OTCQB: PMEDF) (FRA:3QP) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, fatique or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Public Relations Contact

For further media information or to set up an interview, please contact:
Nelson Hudes

Hudes Communications International

(905) 660 9155
Nelson@hudescommunications.com

Dr. Rahul Kushwah
(647) 889 6916

Caution Regarding Forward-Looking Information:

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any Page 4 of 4 future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

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